Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

The following communication was made to the public at the Bank of America Media, Communications & Entertainment Conference (Virtual) by the Senior Executive Vice President & Chief Financial Officer of AT&T, Inc., Pascal Desroches, on September 14, 2021:

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David Barden – BofA Securities, Research Division:

…The big change that’s coming at AT&T is going to be the WarnerMedia sale. Obviously, everyone is looking forward to that happening. What’s the latest update on that?

Pascal Desroches – AT&T Inc. –Senior EVP & CFO:

Couldn’t be more pleased with how the process is going. We are exactly where we thought we would be at this stage of the process, and we expect the transaction to close in the first half of 2022. So we’re really pleased with how that’s moving along.

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Here is the reality. When you look at the rules around antitrust, there is no reason why this merger should not be approved. It’s — especially given the changes in competitive landscape and the participation by big tech companies in media. When you look at the traditional rules of antitrust,we feel really good about the ability of this to be approved. And as we — and we’ll make our way through the process and expect that in the first half, this thing will close.

David Barden – BofA Securities, Research Division:

There’s a lot that people don’t know yet about the transaction. The reverse Morris trust structure that you’ve created could be done as a dividend, could be done as an exchange offer, a blend of the 2. We don’t know what’s going to be done with the $43 billion you’re getting in cash as a function of the divestiture. When will we know?

Pascal Desroches – AT&T Inc. –Senior EVP & CFO:

Well, first, in terms of spin versus split or in exchange. It’s a decision that we are going to make as we get a little closer to the time of the separation. Our responsibility is to optimize shareholder returns. And that could be — if we believe that the remainco, the remaining connectivity business is undervalued, it may suggest that we should do a split. If on the other hand, we think that the media business is the new media company or our 70% of it is undervalued, it may lean more towards a spin. With that said, we’re going to look at all these factors as we get a little closer.

And look, you appropriately pointed out, we can do a combination of both, an exchange followed by a dividend of the balance. So all options are on the table, and we feel really good about using all those options to optimize value for shareholders. In terms of the cash we received, we’ve said, our intention is to delever our balance sheet and to get below 2.5x, 2.5x or below by the end of 2023. So you can take that to suggest what we will do with the cash.

David Barden – BofA Securities, Research Division:

Got it. And so another question related to this is AT&T was a dividend payer, grew its dividend for 35 years in a row, didn’t grow its dividend last year, and then with this split, effectively will reduce its dividend to a midpoint $8.5 billion relative to about the roughly $14.5 billion that it pays out today. The retail investment community that owns AT&T, that owns the majority of AT&T is pretty disappointed about this. What can you do to sell this idea that we’re creating value by doing a split, which I believe we are? What can you do to sell this idea that value is being created even though the dividend is being reduced to the noninstitutional investment community?

Pascal Desroches – AT&T Inc. –Senior EVP & CFO:

Dave, if you look at the components of our business and with the separation of WarnerMedia, if you — based on where Discovery is trading now, you can surmise what the value of the remaining — of the connectivity business is. And if you look at that in juxtaposition to the $8.5 billion of potential dividend, the yield would suggest somewhere in the 5.5% dividend yield, which is candidly better than all of our peers and better than most companies. So we feel that we are — we will still have a very attractive dividend post separation. And for those who want to participate, there is an opportunity to achieve growth through continuing to hold WarnerMedia. So there — or Warner Bros. Discovery stock. So there is an opportunity here to achieve an attractive yield and dividend plus really nice growth in value through appreciation of new media assets.

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Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.